MARK KARPE

Managing Assistant General Counsel

Office: (949) 219-3224

Fax: (949) 219-3706

E-mail: Mark.Karpe@PacificLife.com

April 14, 2023

VIA EDGAR

Emily Rowland, Esq.

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Pacific Select Fund
File Nos. 033-13954 and 811-05141

Dear Ms. Rowland:

This letter is being provided in response to comments received from the U.S. Securities and Exchange Commission (“SEC” or the “Commission”) staff (“Staff”) on March 17, 2023, concerning post-effective amendment No. 163 to the registration statement of Pacific Select Fund (“Registrant”) on Form N-1A (including the Prospectuses (“Prospectus”), Statement of Additional Information (“SAI”) and Part C), which was filed with the Commission on February 3, 2023 pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of each series of Registrant (each a “Fund” and together the “Funds”).

Revisions discussed below will be applied globally to applicable Funds. This letter is being provided at least 10 days prior to the effectiveness of the post-effective amendment.

Set forth in the numbered paragraphs below are the Staff’s comments (in italics) followed by Registrant’s responses.

Prospectus Comments

General Comments (global as applicable)

1.	Comment: Risk – Asset Allocation Fund of Funds Risk: The Staff noticed disclosure was added to this risk in the post-effective amendment regarding the layering of fees. For investor clarity, we request that you change this disclosure from “layering of fees” to “an additional layer or layers of fees.”

Response: The disclosure will be revised accordingly.

Pacific Select Fund – Response Letter

April 14, 2023

2.	Comment: Principal Investment Strategy – Active Trading: It is the position of the Staff that if portfolio turnover is significant, that is over 100% for the annual period, a Fund should disclose active trading as a principal strategy as well as a principal risk to that Fund.

Response: Registrant respectfully declines to make the requested changes as it believes the Prospectus has adequate disclosure on portfolio turnover. Frequent trading is not a principal investment strategy of any of the Funds of the Trust, including those with portfolio turnover rates greater than 100%. Rather, a higher portfolio turnover rate for a Fund is a result of that Fund’s principal investment strategies and is not itself a strategy. The risks of a higher portfolio turnover rate are already disclosed in the applicable Fund Summary as part of a Fund’s disclosure pursuant to Item 3 (Instruction 5) of Form N-1A. In addition, the Prospectus discloses that all Funds may engage in active and frequent trading and describes the consequences of such trading pursuant to Item 9(b)(1) (Instruction 7) of Form N-1A. The Prospectus and the SAI both discuss those Funds that engaged in active and frequent trading (increase of over 100% turnover of portfolio securities) during the past fiscal year, including pursuant to Item 16(e) of Form N-1A.

Specific Fund Comments

Floating Rate Income Portfolio, Growth Portfolio, Small-Cap Growth Portfolio, International Large-Cap Portfolio, Technology Portfolio

3.	Comment: Item 9 Disclosure – ESG Factors: Certain Funds note in their Item 9 disclosure (only) that their sub-advisers consider environmental, social and governance (“ESG”) factors when conducting their investment analysis.

a.	Please clarify if ESG factors are applied to all of the investments for these Funds, or just some of their investments.

b.	In the principal risk for these same Funds, please add an ESG risk factor or explain why an ESG risk is not needed in Item 4 or Item 9 disclosure.

c.	The ancillary risk entitled ESG Factor Risk notes that it is applicable to these Funds. Please explain why this is an ancillary risk and not a principal risk given that ESG factors are discussed in the principal investment strategies of these Funds.

Response:

a.	These Funds do not consider ESG factors for every investment. As described in their disclosures, the Floating Rate Income Portfolio’s sub-adviser may consider ESG factors for floating rate loan investments, and the other Funds’ sub-adviser (MFS) may consider ESG factors in its fundamental analysis where the sub-adviser believes such factors could materially impact the economic value of an issuer.

b.	The sub-advisers for these Funds do not consider investing based on ESG considerations principal investment strategies for these Funds. The disclosure referenced above is part of the explanation “in general terms how the Fund’s adviser decides which securities to buy and sell” in accordance with Item 9(b)(2) of Form N-1A. For example, as indicated in the Growth Portfolio, Small-Cap Growth Portfolio, International Large-Cap Portfolio and Technology Portfolio Item 9(b)(2) disclosure, investments for these Funds are selected primarily based on blending fundamental and quantitative research. This disclosure also provides examples of factors MFS may consider in its fundamental analysis (e.g., an issuer’s earnings, cash flows, competitive position, and management

Pacific Select Fund – Response Letter

April 14, 2023

ability). The above-referenced disclosure is included to clarify for shareholders that non-financial factors, such as ESG factors, may also be considered as part of MFS’ fundamental analysis. Based on the foregoing, we do not believe any changes to the Funds’ risk disclosures are necessary.

c.	See Response 3b. ESG Factor Risk is considered an ancillary risk for these Funds because ESG considerations are not principal investment strategies for these Funds.

PSF Avantis Balanced Allocation Portfolio (formerly named PSF DFA Balanced Allocation Portfolio)

4.	Comment: Turnover: If the portfolio repositioning as a result of the changes in this Fund’s principal investment strategy will result in a significant change to the Fund’s prior portfolio turnover rate, please disclose this accordingly in the portfolio turnover section. Please add disclosure, if true, that existing and new shareholders who purchase fund shares may have adverse tax consequences due to the repositioning. In the SAI, please add disclosure regarding the anticipated variation in the portfolio turnover rate as per Item 16(e) of Form N-1A.

Response: Disclosure will be included in the Prospectus for this Fund regarding a portfolio turnover rate greater than 100% as noted above in Response #2. In addition, disclosure will be added to the Statement of Additional Information discussing the significant variation in turnover for this Fund as compared to the immediate prior fiscal year as the result of the portfolio transition in underlying investments pursuant to Item 16(e) of Form N-1A. As noted in the Tax Matters section of the Prospectus and Taxation section of the Statement of Additional Information, the sole shareholders of this Fund are considered to be the separate accounts of the insurance companies, which allow the variable insurance contract and/or variable annuity contract to qualify for tax deferral. Information regarding federal income tax consequences is in the applicable prospectus or offering memorandum of the variable products, and thus disclosure is not needed for this Fund regarding adverse tax consequences resulting from a higher portfolio turnover rate.

Emerging Markets Debt Portfolio

5.	Comment: Principal Investment Strategy/Risk – Frontier Markets Risk: Please consider moving the first sentence of this risk to the Fund’s principal investment strategy to further explain to a shareholder what are “frontier markets.”

Response: The disclosure will be revised to expand the definition of a frontier market in the Item 4 principal investment strategy disclosure.

Growth Portfolio

6.	Comment: Risk – Small Number of Holdings Risk: Please add to the principal investment strategy of the Fund that there may be a small number of holdings.

Response: The disclosure will be revised accordingly.

Emerging Markets Portfolio

7.	Comment: Risk – China Risk: Please confirm supplementally that this Fund does not have principal exposure to China A shares.

Pacific Select Fund – Response Letter

April 14, 2023

Response: So confirmed. Registrant notes that the Statement of Additional Information specifically discloses that China A shares are a non-principal investment strategy of this Fund.

International Growth Portfolio

8.	Comment: Principal Investment Strategies: The Staff notes that disclosure was deleted in the post-effective amendment regarding the description of what the sub-adviser considers foreign companies to include. However, the Staff feels that this definition is needed here. Please add the disclosure back or explain supplementally why you are deleting it.

Response: The disclosure will be revised accordingly.

ESG Portfolios

9.	Comment: Principal Investment Strategies – Names Rule for ESG Diversified Portfolio and ESG Diversified Growth Portfolio: The strategy disclosure for the ESG Portfolios should describe how the investment adviser selects the ESG Underlying Funds that satisfy the adviser’s ESG investment criteria for the ESG Portfolios.

a.	Given that the term ESG (environmental, social and governance) is used in the name of the ESG Portfolios, the ESG Portfolios need to have an 80% policy to invest in ESG Underlying Funds that in turn have an 80% policy as to ESG. Please amend disclosure accordingly.

b.	Given that most of the ESG Underlying Funds do not have an 80% policy as per the disclosure, please explain how the ESG Portfolios satisfy the name rule.

c.	To the extent to which ESG factors are considered seems to vary widely by ESG Underlying Fund, please explain how the use of ESG in the name of the ESG Portfolios is not materiality misleading given these varying differences in ESG focus in the ESG Underlying Funds. For example, the ESG Underlying Fund managed by JP Morgan is an ESG integration fund and not an ESG focused fund.

Response:

a.	Registrant believes its use of the term “ESG” in the name of the ESG Portfolios does not implicate the Names Rule. The term “ESG” refers to the aspect of the ESG Portfolios’ investment goal of “giving consideration to certain environmental, social and governance (“ESG”) criteria” while seeking long-term growth of capital and low to moderate income. The ESG Portfolios seek to achieve this goal by investing in underlying funds that, as disclosed to Fund investors via PLFA’s selection criteria for ESG Underlying Funds, in turn, employ ESG strategies. As such, the term “ESG” aptly describes each ESG Portfolio’s investment goal and its principal strategy; it does not refer to a particular type of investment. Accordingly, the ESG Portfolios are not required to adopt an 80% policy to comply with Rule 35d-1.

b.	Please see our response above.

c.	Registrant does not consider the term “ESG” in the names of the ESG Portfolios materially misleading for the following reasons: 1) Registrant has fully disclosed that the J.P. Morgan Fund is an ESG integration fund in the principal investment strategies

Pacific Select Fund – Response Letter

April 14, 2023

section. 2) Registrant does not consider the other ESG Underlying Funds to be ESG integration funds. These ESG Underlying Funds (and not the J.P. Morgan Fund) comprise the substantial portion of the assets of each ESG Portfolio. The J.P. Morgan Fund is not a principal investment of the ESG Portfolios. See Response to Comment 16 below. 3) The investment selection criteria for ESG Underlying Funds is fully disclosed in the principal investment strategies section.

10.	Comment: Principal Investment Strategies – ESG Focus: All of the ESG Underlying Funds should be ESG focused funds. Please ensure that each of the ESG Underlying Funds meets this test. Specifically, the ESG Underlying Fund managed by JP Morgan appears to be an ESG integration fund and not an ESG focused fund.

Response: Under Registrant’s disclosure, the ESG Diversified Portfolio and ESG Diversified Growth Portfolio “are each an asset allocation ‘fund of funds’ that, under normal circumstances, invests substantially all of its assets in eligible mutual funds that have an ESG focus or that meet PLFA’s ESG investment criteria….” Therefore, the ESG Underlying Funds can either be those that have an ESG focus or those that meet PLFA’s ESG investment criteria. See also Responses to Comments 9c and 16.

11.	Comment: Principal Investment Strategies – Adviser Selection: The disclosure regarding how the adviser selects the ESG Underlying Funds for the ESG Portfolios is of primary importance. As such, in the first paragraph please delete the reference to such disclosure “as described further below” and move up the disclosure regarding the selection criteria of Pacific Life Fund Advisors LLC before the description of each ESG Underlying Fund. In addition, please define “PLFA” at first instance.

Response: Registrant will revise the disclosure as requested.

12.	Comment: Principal Investment Strategies – Unfunded Commitments: The ESG Underlying Fund managed by J.P. Morgan Investment Management Inc. (the “J.P. Morgan Fund”) includes a reference to principal investments in “Unfunded Commitments.” Please define and describe this term.

Response: Registrant will revise the disclosure as requested.

13.	Comment: Principal Investment Strategies – Third Party Data Providers: The ESG Underlying Fund sub-advised by Pacific Asset Management LLC (“PF Fund”) notes that it uses analysis of ESG metrics provided by “established independent third-party ESG data providers.” Please identify the ESG data providers that the PF Fund intends to use, or the primary provider if the PF Fund intends to use multiple providers. Please also briefly summarize each provider’s criteria or methodology in the principal investment strategy.

Response: The disclosure will be revised to summarize the providers’ criteria or methodology in the principal investment strategies section. With this revision, Registrant believes that the

Pacific Select Fund – Response Letter

April 14, 2023

disclosure will provide investors with meaningful information regarding what the ESG metrics assess. Registrant does not believe that identifying the third party ESG data providers by name would give investors more meaningful information than is already provided. Accordingly, Registrant respectfully declines to specifically identify such providers.

14.	Comment: Principal Investment Strategies – Third Party Ratings Providers: The disclosure notes that Pacific Life Fund Advisors LLC (“PLFA”), the adviser to the ESG Portfolios, utilizes ESG ratings provided by “established third-party ESG ratings providers.” Please identify the ESG ratings providers that PLFA intends to use or the primary provider if the ESG Portfolios intend to use multiple providers. Please also briefly summarize each provider’s criteria or methodology in the principal investment strategy. Please also state the minimum ESG rating that PLFA will consider.

Response: Registrant believes that the disclosure provides investors with meaningful information regarding how PLFA uses the third party ESG ratings in its oversight over the ESG Underlying Funds, and what those ratings assess. Registrant does not believe that identifying the third party ESG ratings providers by name would give investors more meaningful information than is already provided. Accordingly, Registrant respectfully declines to specifically identify such providers. PLFA has established a minimum ESG rating that must be met for a fund to qualify for investment as an ESG Underlying Fund. This rating will be provided by established third party ESG ratings providers. Registrant is not aware of any requirement to identify the ESG rating set by PLFA and respectfully declines to specify the minimum ratings and providers.

15.	Comment: Principal Investment Strategies – ESG Criteria: Please revise the disclosure regarding the monitoring and evaluation by PLFA of the various ESG attributes of eligible ESG Underlying Funds for the ESG Portfolios to clearly state the requirements that a potential ESG Underlying Fund must meet in order to be part of the ESG Portfolios’ ESG focused portfolio. For example, the disclosure notes that the principal investment strategies of an ESG Underlying Fund “must refer to ESG criteria” – it is the opinion of the Staff that this threshold is too broad and needs to be clarified to state the specific ESG focus required of an ESG Underlying Fund.

Response: Registrant believes that its disclosure and intention is clear as to the adviser’s selection criteria for ESG Underlying Funds and respectfully declines to make disclosure changes. The “must refer to ESG criteria” is intentionally broader than requiring ESG focus so that the ESG Portfolios’ investment universe does not exclude funds that would otherwise meet PLFA’s ESG ratings investment criteria but incorporate ESG criteria into its investment process to a lesser degree than funds with an ESG focus.

16.	Comment: Principal Investment Strategies – ESG Criteria: Given that the disclosure notes that an eligible ESG Underlying Fund “must” refer to ESG criteria, the ESG Portfolios should only be holding ESG focused funds and not integration funds as part of the ESG Portfolios’ principal strategy. Please explain supplementally if the ESG Underlying Fund managed by JP Morgan – which is an ESG integration fund – is not part of the 80% principal investment strategy of the ESG Portfolios or amend disclosure accordingly.

Response: See Response to Comment 15. The J.P. Morgan Fund is not considered a principal

Pacific Select Fund – Response Letter

April 14, 2023

investment of the ESG Portfolios. Additionally, the ESG Portfolios do not have 80% policies. The J.P. Morgan Fund is included in the list of ESG Underlying Funds in the Principal Investment Strategies section to provide a complete list of the current managers of the ESG Underlying Funds.

17.	Comment: Principal Investment Strategies – Benchmark Index: The disclosure notes that an ESG Underlying Fund that is passively managed will have a benchmark index that must include an “ESG investment component.” The Staff considers this phrase “ESG investment component” to be too vague. Please add disclosure to more clearly describe the acceptable ESG investment components, which should be in line with the ESG focus of the ESG Portfolios.

Response: Registrant believes that its disclosure and intention is clear as to the adviser’s selection criteria for passively managed ESG Underlying Funds. The “ESG investment component” is intentionally broad to account for the various methods in which an index provider may reflect ESG factors in its index construction.

18.	Comment: Risk – ESG Criteria Risk (statutory): The statutory disclosure for ESG Criteria Risk notes in parentheticals that PLFA does not use ESG exclusions in selecting ESG Underlying Funds for the ESG Portfolios. For investor clarification, please revise this parenthetical language, explain further and discuss why ESG exclusions are referenced in this risk.

Response: The parenthetical will be deleted.

SAI Comments

19.	Comment: Rule 18f-4 Derivatives Rule: Please revise the disclosure regarding limited derivatives users to state (if correct) that “certain Funds of the Trust” are considered limited derivatives users and thus are not subject to the full requirement of Rule 18f-4.

Response: The disclosure will be revised accordingly.

20.	Comment: Rule 18f-4 Derivatives Rule: Please consider if the language in the Non-Principal Investment Strategies section is still applicable regarding earmarking holdings in reliance on guidance based upon Rule 18f-4. If you determine not to amend, please supplementally discuss what specific guidance is being referenced.

Response: The disclosure will be revised accordingly.

21.	Comment: PSF Declaration of Trust – Section 2.11, Derivative Actions: The Trust’s Declaration of Trust includes limits and requirements on derivative actions. Please summarize each of these provisions in an appropriate section in the Prospectus (not the SAI). Please ensure the disclosure includes at least the following points:

Pacific Select Fund – Response Letter

April 14, 2023

1.	Shareholder may bring a derivative action only if she/he makes a pre-suit written demand to the Board that complies with the requirements of Article 8, section 2(a)(iii);

2.	Shareholders owning shares representing at least 10% of the voting power of the Trust or the effective series as applicable must join in bringing the derivative action;

3.	Those trustees who are deemed not to be “interested persons” of the Trust will consider the merits of the claim within 30 calendar days of the receipt of the claim.

4.	If such trustees determine that maintaining a suit would not be in the best interest of the Trust or the effective series, the complaining shareholder will be barred from commencing the derivative action.

5.	If such trustees determine that such a suit should be maintained, then the officers of the trust will initiate the suit directly rather than derivatively.

Please state that the provisions relating to direct or derivative actions set forth in provisions 2, 4 and 5 above do not apply to claims arising under the federal securities laws.

Response: Registrant has carefully considered the comment. With regard to the requested addition to the Prospectus of a summary of Section 2.11 of the Trust’s Declaration of Trust, including each of the five points enumerated in the comment, Registrant respectfully declines to make the change. The requested disclosure is not required by Form N-1A. Moreover, Registrant believes that elevating this information to Prospectus disclosure, when it is already publicly available on EDGAR as an exhibit to the Trust’s registration statement, would be inconsistent with General Instruction C.1 to Form N-1A, which provides, in relevant part:

A Fund’s prospectus should clearly disclose the fundamental characteristics and investment risks of the Fund, using concise, straightforward, and easy to understand language… Responses to the Items in Form N-1A should be as simple and direct as reasonably possible and should include only as much information as is necessary to enable an average or typical investor to understand the particular characteristics of the Fund. The prospectus should avoid: including lengthy legal and technical discussions; simply restating legal or regulatory requirements to which Funds generally are subject; and disproportionately emphasizing possible investments or activities of the Fund that are not a significant part of the Fund’s investment operations… Avoid excessive detail, technical or legal terminology, and complex language.

With regard to the requested addition to the Prospectus of a statement indicating that the provisions relating to direct or derivative actions set forth in items 2, 4 and 5 (“Derivative Actions Provisions”) would not apply to claims arising under the federal securities laws, Registrant respectfully declines to make the requested change. Registrant believes that even if one were to assume the Staff’s legal interpretation is correct, the requested disclosure is not required by Form N-1A. Registrant believes that, in the absence of such a requirement in Form N-1A, Registrant’s registration statement is not an appropriate document in which to express legal conclusions about how its Declaration of Trust provisions apply to litigation rights and remedies of other parties, parties that might be adverse to the Trust or Fund shareholders, and

Pacific Select Fund – Response Letter

April 14, 2023

which rights and remedies would necessarily depend upon the particular facts and circumstances in controversy and the relevant legal authority as it exists at the relevant times. Registrant notes that its Declaration of Trust is available on EDGAR should any shareholder wish to review it. In addition, Registrant observes that its Declaration of Trust contains a conflicts of law provision that makes clear that no provision of the Declaration of Trust is intended to conflict with applicable laws, including but not limited to the Investment Company Act, and, in the unlikely event that a provision conflicts, that provision would be inoperative. In light of the comment, however, Registrant will consider revising Section 2.11 of its Declaration of Trust to state that the Section 2.11 provisions apply “to the fullest extent permitted by applicable law,” thereby removing any potential implication that the Declaration of Trust is seeking to impose impermissible procedural requirements, which it is not.

22.	Comment: PSF Declaration of Trust – Section 8.3, Fiduciary Duties: We understand that Delaware law permits the Trust to eliminate or alter the fiduciary duties of trustees, shareholder or other persons and replace them with the standard set forth in the trust instrument. Provisions eliminating or altering the fiduciary duty of the trustees or officers (“Fiduciary Covered Persons”) are inconsistent with federal securities laws and the Commission’s expressed views on such persons’ fiduciary duties. Please summarize Section 8.3 in an appropriate location in the Prospectus (not the SAI) and please immediately follow that disclosure with a statement that nothing in the trust instrument modifying, restricting or eliminating the duties or liabilities of Fiduciary Covered Persons shall apply to or in any way limit the duties (including state law fiduciary duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws.

Response: Registrant has carefully considered the comment. With regard to the requested addition to the Prospectus of a summary of Section 8.3 of the Trust’s Declaration of Trust, Registrant respectfully declines to make the change. The requested disclosure is not required by Form N-1A. Moreover, Registrant believes that elevating this information to Prospectus disclosure, when it is already publicly available on EDGAR as an exhibit to the Trust’s registration statement, would be inconsistent with General Instruction C.1 to Form N-1A, the relevant portions of which are included in the prior response.

With regard to the requested addition to the Prospectus of a statement indicating that nothing in Section 8.3 or any other provision of the Declaration of Trust limits fiduciary duties with respect to matters arising under the federal securities laws, Registrant respectfully declines to make the requested change. Registrant believes that even if one were to assume the Staff’s legal interpretation is correct, the requested disclosure is not required by Form N-1A. Registrant believes that, in the absence of such a requirement in Form N-1A, Registrant’s registration statement is not an appropriate document in which to express legal conclusions about how its Declaration of Trust provisions apply to litigation rights and remedies of other parties, parties that might be adverse to the Trust or Fund shareholders, and which rights and remedies would necessarily depend upon the particular facts and circumstances in controversy and the relevant legal authority as it exists at the relevant times. Registrant notes that its Declaration of Trust is available on EDGAR should any shareholder wish to review it. In addition, Registrant observes that its Declaration of Trust contains a conflicts of law provision that makes clear that no provision of the Declaration of Trust is intended to conflict with applicable laws, including but

Pacific Select Fund – Response Letter

April 14, 2023

not limited to the Investment Company Act, and, in the unlikely event that a provision conflicts, that provision would be inoperative. In light of the comment, however, Registrant will consider revising Section 8.3 of its Declaration of Trust to state that any such limitations to fiduciary duties would only apply “to the extent permitted by applicable law,” thereby removing any potential implication that the Declaration of Trust is seeking to impose impermissible limitations on those duties, which it is not.

If you have any questions or further comments, please contact me at (949) 219-3224.

Sincerely,

/s/ Mark Karpe

Mark Karpe

cc:	Audrey L. Cheng, Esq., Pacific Life Fund Advisors LLC
Laurene MacElwee, Pacific Life Fund Advisors LLC
Anthony H. Zacharski, Esq., Dechert LLP
Rachael Schwartz, Esq., Sullivan & Worcester LLP

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